

February 6, 2013

Via E-mail
Mr. Mitchell J. Krebs
Chief Executive Officer
Coeur d'Alene Mines Corporation
505 Front Avenue
Coeur d'Alene, ID 83814

> **Re:** **Coeur d'Alene Mines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Response dated January 24, 2012**
> **File No. 001-08641**

Dear Mr. Krebs:

We have reviewed your response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45
Reconciliation of Non-GAAP Cash Costs to GAAP Production Costs, page 53

1.   We note your response to our prior comment 5. We also note the significant effect of by-product credits to your silver cost per ounce and cash cost per ounce measures computed using gold as a by-product. Accordingly, please modify your computation of these measures for the Palmarejo and Rochester mines so as not to include gold as a by-product credit. Please also expand your disclosure to include the significant assumptions underlying your computation. In your response, tell us how you intend to present these measures in future filings.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining